FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

TABLE OF CONTENTS

Item
1.	Material Event

2

(Free Translation of Spanish Original)

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Securities Registry No. 042

Santiago, January 30, 2004

Superintendency of Securities and Insurance

Alameda 1449

RE:	Notice of MATERIAL EVENT pursuant to articles 9 and 10, paragraph 2 of the Law 18,045.

Of our consideration:

The undersigned, acting as CEO of Celulosa Arauco y Constitución S.A., a company domiciled in Santiago at Avenida El Golf 150, piso 14, registered in the Securities Registry under No. 042, Tax payer No. 93,458,000-1, hereby notifies the Superintendency of the following MATERIAL EVENT:

START UP OF VALDIVIA PULP MILL

In a Meeting held on January 29, 2004, the undersigned CEO informed the Board of Directors that the construction of the Valdivia Pulp Mill, the company’s principal investment in the last decade, has been accomplished. Also on January 29, 2004, it was informed that said mill had initiated production.

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Alejandro Pérez Rodríguez

Chief Executive Officer

cc:

Commodities Exchange, calle La Bolsa No. 64, Santiago. Stock Exchange of Chile, Huérfanos No. 770-Piso 14, Santiago. Stock Exchange, Casilla 218-V, Valparaíso

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: February 3, 2004	By:	/s/ ALEJANDRO PÉREZ

Name: Alejandro Pérez Title: Chief Executive Officer